For Immediate Release
November 8, 2012

Manulife Financial reports 3Q12 net loss of $227 million after absorbing a $1 billion charge related to the annual review of actuarial assumptions and a $200 million goodwill write-off.  We generated core earnings of $556 million and achieved our 2014 hedging targets two years ahead of schedule.

Substantive progress towards strategic priorities:

·
Developing our Asian opportunity to the fullest – Record insurance sales1 in South East Asia2; sales tracking ahead of our expectations from expanded distribution with Bank Danamon in Indonesia; and further enhanced our distribution network with additional distribution partners in Malaysia and Japan.

·
Growing our wealth and asset management businesses in the U.S., Canada and Asia – Recorded positive net flows which contributed to another quarter of record funds under management1; delivered strong sales in North American mutual fund and pension businesses; awarded an additional Qualified Foreign Institutional Investor (QFII) quota from China; commenced Manulife Asset Management operations in Korea; and John Hancock Mutual Funds was designated a Preferred Fund Family by Edward Jones.

·
Continuing to build our balanced Canadian franchise – Strong Group Retirement Solutions and Affinity sales; solid sales in Individual Insurance products aligned with lower new business risk strategy; record net assets in Manulife Bank; expanded mutual fund distribution with the recent acquisition of Wellington West Financial Services Inc.; and launched Manulife Private Wealth.

·
Continuing to grow higher ROE1, lower risk U.S. businesses – Record third quarter sales in 401(k) business; solid sales in life business with a more favourable mix; six additional state approvals for Long-Term Care in-force re-pricing; launched a redesigned lower risk Long-Term Care product and a new full service group annuity offering in John Hancock Retirement Plan Services; and recorded positive net flows in mutual funds.

Highlights:
·	Insurance sales declined eight per cent as compared to the third quarter of 2011, primarily due to a one-time event in the prior year.
·	Delivered a four per cent increase in wealth sales over the third quarter of 2011.
·	Reported strong investment gains of $413 million, of which $50 million was included in core earnings1, a new metric introduced in the third quarter.
·	Generated new business embedded value1 of $178 million.
·	Achieved record funds under management (“FUM”) of $515 billion.
·	Ended the quarter with an MLI MCCSR ratio of 204 per cent.
·	Net income in accordance with U.S. GAAP1 for the third quarter was $481 million.

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2	South East Asia refers to Indonesia, Philippines, Singapore, Malaysia, Thailand, Vietnam, and Cambodia.

November 8, 2012 – Press Release Reporting Third Quarter Results

TORONTO – Manulife Financial Corporation (“MFC”) announced today a net loss attributed to shareholders of $227 million, a loss per share of $0.14 and return on common shareholders’ equity (“ROE”) of (4.6) per cent for the quarter ended September 30, 2012. The quarter’s results included a $1,006 million net charge related to the annual review of our actuarial methods and assumptions and a $200 million impairment of goodwill. These items were partially offset by a $413 million favourable impact of investing activities.

In the third quarter of 2012, we are introducing core earnings, a new metric, to help investors better understand our long-term earnings capacity and enterprise value. For more details on this non-GAAP measure see Section A of the Management’s Discussion and Analysis. Core earnings measure the underlying profitability of the business and remove mark-to-market accounting driven volatility as well as a number of items that are material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. In the third quarter of 2012, Manulife generated $556 million of core earnings. For the quarter, the fully diluted core earnings per common share excluding convertible instruments (“core EPS”)3, was $0.29 and core return on common shareholders’ equity (“core ROE”)3 was 9.3 per cent.

Donald Guloien, President and Chief Executive Officer, stated “We have made significant progress towards our strategic priorities this quarter - we expanded our distribution networks and continued to develop our franchises; saw growth in our North American mutual fund businesses, and again delivered record funds under management.”

“We have now achieved our equity and interest rate hedging targets two years ahead of our 2014 goals, further reducing volatility of earnings,” added Mr. Guloien.

Mr. Guloien continued, “The quarter was not without its challenges. We incurred a $1 billion charge for basis changes, largely related to the impact of the current macro-economic climate on our actuarial assumptions as well as products and businesses that are not a substantial part of our go-forward business plans, and we wrote off $200 million of goodwill.”

“This quarter we introduced the core earnings metric to measure the underlying profitability of our business,” said Steve Roder, Chief Financial Officer. “The core earnings metric is intended to remove the mark-to-market accounting volatility as well as material exceptional items from earnings and helps investors determine the long-term earnings capacity and valuation of our business,” added Mr. Roder.

Mr. Roder continued, “We ended the quarter with a capital ratio of 204 per cent, which is further supported by our significant hedging programs. The ratio declined from the second quarter largely due to the reported loss and an increase in required capital for asset and segregated fund guarantee risks.”

“As previously disclosed, we indicated that there were significant headwinds over the past two years that have impacted the achievability of our 2015 objectives. While the macro-economic environment continues to put pressure on our businesses, we are making progress against our strategic priorities and have increased our focus on improving the efficiency and effectiveness of our operations globally. We have shifted our goal of $4 billion in net income by 2015 by roughly a year, and we are now targeting $4 billion in core earnings in 2016 based on our macro-economic and other assumptions.  Our revised objective uses a core earnings target metric, which is consistent with measuring the underlying profitability of our business. We look forward to updating you on our strategic and financial objectives at our Institutional Investor Day next week,” said Mr. Roder.

3     This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

November 8, 2012 – Press Release Reporting Third Quarter Results

Highlights for the Third Quarter of 2012:

·
Insurance sales declined4 eight per cent as compared to the third quarter of 2011, as a result of the non-recurrence of a U.S. event in the prior year. Manulife delivered record insurance sales in South East Asia driven by record sales in Indonesia, as well as solid sales in Affinity in Canada and John Hancock Life in the U.S. (for more detail see Sales and Business Growth section that follows).

·
Delivered a four per cent increase in wealth sales over the third quarter of 2011 and again delivered record funds under management (“FUM”) of $515 billion, despite the challenging macro-economic environment (for more detail see Sales and Business Growth section that follows).

·	Achieved equity market and interest rate hedging targets and realized these targets two years ahead of our 2014 goals:

·
We have surpassed our 2014 risk reduction goal for equity market earnings sensitivity with actions taken in the third quarter, and surpassed our interest rate earnings sensitivity targets in the third quarter of 2011.

·	We added approximately $700 million of total guaranteed value to our dynamic hedging program and added $1.1 billion of equity future notionals to our macro hedging program.

·	Reported net loss attributed to shareholders of $227 million:

·
The net loss attributed to shareholders was primarily due to a $1,006 million net charge related to our annual review of our actuarial methods and assumptions and a $200 million goodwill impairment charge. These items were partially offset by a $413 million favourable impact of investing activities.

·
The $1,006 million net charge related to our annual review of our actuarial methods and assumptions included $1,120 million related to the impact of the current macro-economic climate on our lapse and withdrawal assumptions for the U.S. Variable Annuity Guaranteed Minimum Withdrawal Benefits as well as lapse assumptions for certain U.S. Universal Life products and updates to bond fund return parameters for segregated fund guarantees; $244 million for updates to the Actuarial Standards of Practice related to equity calibration for stochastic models used to value segregated fund guarantee liabilities, partially offset by a net $358 million favourable impact for a number of other items.

·	The goodwill impairment charge of $200 million was due to the impact of continued low interest rates on our Canadian Individual Insurance business. The charge had no impact on MLI’s MCCSR ratio.

·	Net income attributed to shareholders for the nine months ended September 30, 2012 was $679 million as compared to $198 million for the first nine months of 2011.

·	Reported core earnings of $556 million for the third quarter which was marginally lower than the second quarter of 2012:
·
The $27 million decrease in core earnings from the second quarter of 2012 reflects the impact of the second quarter product change in Hong Kong and tax change in Japan, which drove record second quarter sales and second quarter new business gains that did not reoccur in the third quarter.

·	New business strain improved in Canada and the U.S. over the prior quarter due to improved pricing of life insurance products.

·	Core earnings for the nine months ended September 30, 2012 was $1,650 million as compared to $1,796 million for the first nine months of 2011.

4
Sales, premiums and deposits and funds under management growth (decline) rates are quoted on a constant currency basis. Constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

November 8, 2012 – Press Release Reporting Third Quarter Results

·
Generated investment gains of $413 million, $50 million of which was included in core earnings. The investment gains related to investment activity including market gains on non-fixed income investments in the third quarter in excess of returns assumed in the measurement of policy liabilities, the positive impact on the measurement of policy liabilities of originating more favourable investments than assumed in measurement models, and the positive impact on the measurement of policy liabilities of fixed income trading activities to lengthen the portfolio.

·	Generated new business embedded value (“NBEV”)5, of $178 million in the third quarter of 2012 which was largely in line with the third quarter of 2011.

·
Ended the quarter with an MCCSR ratio of 204 per cent for The Manufacturers Life Insurance Company (“MLI”). The MCCSR ratio was lower than the previous quarter largely due to the net loss in the quarter and the increase in required capital for asset and segregated fund guarantee risks. Our capital position is further supported by our hedging programs.

·	Received six additional state approvals on Long-Term Care price increases on in-force retail business bringing our total approvals to 41 states.

·	Reduced our risk to adverse policyholder behaviour by coinsuring a block of U.S. fixed deferred annuity business, resulting in a one percentage point benefit to MLI’s MCCSR ratio.

·
Net income in accordance with U.S. GAAP6 for the third quarter was $481 million, or $708 million higher than our results under IFRS, which incorporates the Canadian Asset Liability Method to measure policyholder liabilities in accordance with IFRS 47, Insurance Contracts.  Total equity in accordance with U.S. GAAP was $17.2 billion higher than under IFRS. The primary driver of the quarter’s higher U.S. GAAP earnings compared to IFRS earnings relates to the updates to the actuarial methods and assumptions and the IFRS goodwill impairment which did not impact U.S. GAAP.

	3 months ending			9 months ending
C$ millions (unless otherwise stated)	3Q 2012	2Q 2012	3Q 2011	Sept 2012	Sept 2011
Net income (loss) attributed to shareholders	(227)	(300)	(1,277)	679	198
Common shareholders’ net income (loss)	(258)	(328)	(1,299)	596	134
Direct impact of equity markets & interest rates	(88)	(727)	(889)	(740)	(1,217)
Net income (loss) excluding the direct impact of equity markets and interest rates6	(139)	427	(388)	1,419	1,415
Items excluded from core earnings other than the direct impact of equity markets and interest rates	(695)	(156)	(1,012)	(231)	(381)
Core earnings6	556	583	624	1,650	1,796
Basic EPS (C$)	(0.14)	(0.18)	(0.73)	0.33	0.08
Core EPS (in C$)6	0.29	0.31	0.34	0.87	0.97
ROE6 (annualized) (%)	(4.6)%	(5.8)%	(22.4)%	3.5%	0.8%
Core ROE6 (annualized) (%)	9.3%	9.8%	10.4%	9.2%	10.2%
FUM6 (C$ billions)	515	514	492	515	492

5	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

6	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

7
The Canadian version of IFRS uses IFRS as issued by the International Accounting Standards Board. However, because IFRS does not have a comprehensive insurance contract measurement standard, we continue to use the Canadian Asset Liability Method (CALM) to measure policyholder liabilities in accordance with IFRS 4, Insurance Contracts.

November 8, 2012 – Press Release Reporting Third Quarter Results

SALES AND BUSINESS GROWTH
Asia Division

Robert Cook, President and Chief Executive Officer of Manulife Financial Asia Limited, stated, "As expected, insurance sales have come down from the record highs of the first and second quarters, but we continue to successfully execute our strategy of building a diverse, multi-channel distribution system across the region. In the third quarter, we had a very successful start to our expanded relationship with Bank Danamon in Indonesia. We added bank distributors in Malaysia and Japan and delivered double digit growth in agents over the prior year.”

Asia Division insurance sales of US$296 million for the third quarter of 2012 were consistent with sales in the third quarter of 2011.

·	Indonesia insurance sales of US$30 million set a new quarterly record. Sales were 38 per cent higher than the same period last year driven by continued strong growth in the bancassurance channel.

·
In Japan, insurance sales of US$148 million were slightly lower than the third quarter of 2011.  The 73 per cent increase in term product sales compared with the third quarter in 2011 were more than offset by lower cancer product sales as a result of a change in the tax treatment of this product earlier this year.

·
Hong Kong insurance sales of US$55 million were down seven per cent from the third quarter of 2011 as agent productivity declined, following strong sales results in the second quarter in advance of price increases.

·
Other Asia (Asia excluding Hong Kong, Japan and Indonesia) insurance sales of US$63 million were five per cent lower than the third quarter of 2011. Growth across most territories was more than offset by a decline in sales of our recently repriced U.S. dollar participating product in Taiwan.

Third quarter 2012 wealth sales of US$1.1 billion were 22 per cent higher than the third quarter of 2011.

·
Other Asia wealth sales were US$571 million, 61 per cent higher than the third quarter of 2011. The key driver was China where strong bond sales in Manulife TEDA delivered wealth sales of more than two and a half times the third quarter of 2011.

·	Indonesia wealth sales of US$174 million were nine per cent higher than the third quarter of 2011, driven by mutual fund sales.

·
Japan wealth sales of US$178 million were six per cent higher than the same quarter a year ago.  Foreign fixed annuity sales grew more than 150 per cent from the third quarter of 2011, despite lower interest rates, which offset the impact of two variable annuity product withdrawals during the quarter.

·
Hong Kong wealth sales of US$167 million were 22 per cent lower than the third quarter of 2011. Contributing to the decline were lower equity fund sales due to client preferences for bond funds and lower pension sales in advance of the November 2012 launch of the Employee Choice Arrangement as part of the Mandatory Provident Fund.

We continued to successfully expand distribution capacity in both agency and bank channels, key pillars of our Asian growth strategy.  Distribution highlights include:

·
Insurance sales through the bank channel grew 42 per cent over third quarter 2011 levels. In Indonesia, insurance sales through the bank channel were three times higher than the same period in 2011 with strong growth from several bank partners, including Bank Danamon.

·	Contracted agents at the end of September 2012 were more than 51,000, up 11 per cent from the end of September 2011.

November 8, 2012 – Press Release Reporting Third Quarter Results

Canada Division

“We continue to build our diversified Canadian franchise,” said Paul Rooney, President and Chief Executive Officer, Manulife Canada. “Over the past twelve months, the Manulife Mutual Funds business was the fastest growing franchise of the top ten fund management companies reporting to IFIC measured by growth in assets under management8. During the quarter, we launched Manulife Private Wealth to focus on providing personalized wealth management and banking solutions to high net worth customers. In the first half of the year, our Group businesses led the industry in sales9 and, during the third quarter, continued to produce solid results.  Individual Insurance continued to drive our desired shift in mix of business and year-to-date travel sales reached record levels.”

According to the most recent industry information, both Group Retirement Solutions (GRS) and Group Benefits led the Canadian industry in sales9 in the first half of the year. GRS’ third quarter sales of $222 million were 17 per cent higher than the same period a year ago, reflecting strong cross selling results with over 50 per cent of sales resulting from relationships shared with Group Benefits. Group Benefits’ sales of $71 million declined 16 per cent from the third quarter of 2011, reflecting normal variability of sales in the group market.

Individual Insurance sales continued to align with our strategy to reduce new business risk, with a significantly lower proportion of sales with guaranteed long duration features compared to the same period a year ago. Third quarter sales of recurring premium products of $66 million were modestly above third quarter 2011 levels, reflecting strong growth in non-guaranteed long duration products offset by lower guaranteed product sales. Third quarter single premium sales of $81 million were seven per cent above the third quarter 2011, driven by continued expansion in travel insurance.  Record year-to-date travel insurance sales increased 28 per cent compared to the first nine months of 2011.

Individual Wealth Management sales of $2.1 billion in the quarter were six per cent lower than the same period last year, dampened by the competitive and macro-economic environment.

·
As at September 30, 2012, Manulife Bank achieved record net assets of over $21 billion driven by strong client retention and record new lending volumes of $3.5 billion year-to-date.  New lending volumes for the quarter of $1.1 billion were down modestly from third quarter 2011 levels.

·
Manulife Mutual Funds (MMF) assets under management (AUM) were a record $19.6 billion as at September 30, 2012, up 16 per cent from September 30, 2011. Industry AUM8 increased by 10 per cent over the same period. MMF third quarter gross retail sales of $459 million increased by 20 per cent from the second quarter of 2012 and were nine per cent higher than the third quarter of 2011. The growth reflects the impact of increased penetration on third party recommended lists, success of a number of recently launched funds, and continued strong performance in balanced and fixed income fund categories.

·
Sales of segregated fund products of $461 million in the quarter were 13 per cent below the same period last year. Fixed rate product sales also continued at lower levels, reflecting the continued low interest rate environment.

8	Based on reporting from the Investment Funds Institute of Canada (IFIC) as at September 30, 2012.

9	Based on quarterly LIMRA industry sales report as at June 30, 2012.

November 8, 2012 – Press Release Reporting Third Quarter Results

U.S. Division

Craig Bromley, President, John Hancock Financial Services, reported, "We are very pleased with our third quarter results, as strong sales in both Retirement Plan Services and Mutual Funds contributed to record funds under management in both businesses. We also continued to expand future growth opportunities extending our market reach with a new product offering in Retirement Plan Services and broadening distribution relationships in Mutual Funds where we recently attained Preferred Fund Family status in Edward Jones.  This status furthers our position as a world class provider of asset management services.”

Wealth management sales (excluding Variable Annuities) were US$4.7 billion, an increase of 12 per cent from the same quarter in the prior year driven by increased sales in both John Hancock Retirement Plan Services (“JH RPS”) and John Hancock Mutual Funds (“JH Funds”).

·
JH RPS sales of US$1.5 billion were a record third quarter result and represented an increase of 29 per cent compared with the same quarter in the prior year as JH RPS capitalized on high plan turnover in the market. Together with strong equity markets this helped drive funds under management to a record US$71 billion as at September 30, 2012, a 20 per cent increase from September 30, 2011. In September 2012, JH RPS launched “TotalCare”, a full service group annuity to expand sales opportunities in the 401(k) market.

·
JH Funds achieved record funds under management as at September 30, 2012 of US$41 billion, a 26 per cent increase from September 30, 2011. Third quarter sales increased nine per cent to US$3.1 billion compared with the same quarter in the prior year.  A strong product line and success in adding our funds to strategic partner recommended lists, as well as a focused sales and marketing campaign, helped to drive these results.  JH Funds experienced positive net sales10 in the non-proprietary market segment, while the overall industry incurred net redemptions year-to-date through September 2012.   As of September 30, 2012, JH Funds offered 22 Four- or Five-Star Morningstar11 rated equity and fixed income mutual funds.

·
The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$79.2 billion as of September 30, 2012, a 19 per cent increase over September 30, 2011. Lifestyle funds led JH Funds sales with US$413 million in the third quarter of 2012, an increase of five per cent over the same period in the prior year. Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$2.4 billion or 70 per cent of premiums and deposits12 in the third quarter of 2012, an increase of 14 per cent over the same quarter in the prior year.  As of September 30, 2012, John Hancock was the fourth largest manager of assets in the U.S. for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products13.

·
John Hancock Annuities (“JH Annuities”) sales declined as a result of management actions to reduce our risk exposure on fixed deferred and variable annuity businesses.  We recently announced our decision to stop writing new business related to these products.

Insurance sales in the U.S. for the third quarter declined 20 per cent compared with the same period in the prior year due to the non-recurrence of the 2011 Federal Long Term Care plan open

10
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the non-proprietary channel. Figures exclude money market and 529 share classes.

11
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

12	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

13	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

November 8, 2012 – Press Release Reporting Third Quarter Results

enrollment. Excluding the Federal Long Term Care plan sales, insurance sales increased 11 per cent.  New products with favourable risk characteristics contributed positively to the results and the businesses continued to execute on strategies to reduce risk and raise margins.

·
John Hancock Life (“JH Life”) sales of US$142 million were up 14 per cent over third quarter 2011. Newly launched products continued to contribute to the sales success, with Protection UL sales of US$40 million and Indexed UL sales of US$10 million.

·
John Hancock Long Term Care (“JH LTC”) sales of US$13 million in the third quarter declined 81 per cent compared with the same period in 2011.  Excluding the Federal Long Term Care plan sales, JH LTC sales declined by 19 per cent, reflecting the impact of new business price increases implemented in 2011 and 2012. A new product, launched in 36 states in the third quarter, passes investment performance results to the customer, thereby reducing risk to the Company and providing upside potential to the customer.

MANULIFE ASSET MANAGEMENT

Assets managed by Manulife Asset Management increased by $20.7 billion to $227.5 billion as at September 30, 2012 compared with September 30, 2011. At September 30, 2012, Manulife Asset Management had a total of 61 Four- and Five-Star Morningstar rated funds.  This represents an increase of seven funds from September 30, 2011.

CORPORATE ITEMS

In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after December 19, 2012 to shareholders of record at the close of business on November 20, 2012.

The Board of Directors approved that in respect of the Company’s December 19, 2012 common share dividend payment date, the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan.

AWARDS & RECOGNITION

In Canada, Manulife Financial was named one of Canada’s Top 100 Employers for the second consecutive year, and was also recognized by Mediacorp as a Top Employer for Young People. The awards recognize Manulife’s leadership position in attracting and retaining top talent and providing career development and advancement opportunities.

In the U.S., John Hancock was one of the top overall winners in the “Best of the American Business Awards” for 2012. John Hancock was the only financial services company in the top ten rankings this year.

November 8, 2012 – Press Release Reporting Third Quarter Results

Our wealth businesses received a number of awards:

·
In Hong Kong, at The Asset 2012 Triple A Investment Awards, a Manulife portfolio manager won “Fund Manager of the Year – Long-Only Fixed Income Manager – Gold award” for his management of the RMB Bond Fund.

·
In Canada, a panel of the leading sell-side analysts and sales professionals at Brendan Wood International named a Large Cap Growth Equity Manager at Manulife Asset Management among their “Canadian TopGun Investment Minds”.

·	In Indonesia, Manulife Syariah Sektoral Amanah was recognized as “Best Syariah 2012” in the three-year category by Investor Magazine.

Notes:

Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 2:00 p.m. ET on November 8, 2012.  For local and international locations, please call 416-340-2216 and toll free in North America please call 1-866-898-9626.  Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on November 8, 2012 until November 22, 2012 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6718073#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on November 8, 2012. You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Third Quarter 2012 Statistical Information Package is also available on the Manulife Financial website at: www.manulife.com/quarterlyreports. The document may be downloaded before the webcast begins.

Media inquiries: Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com Anique Asher (416) 852-9580 anique_asher@manulife.com

November 8, 2012 – Press Release Reporting Third Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of November 8, 2012, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2011 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2011 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

Contents
A OVERVIEW	D RISK MANAGEMENT AND RISK FACTORS UPDATE
1. Introduction of core earnings	1. General macro-economic risk factors
2. Third quarter highlights	2. Regulatory capital, actuarial and accounting risks
B FINANCIAL HIGHLIGHTS	3. Additional risks – Entities within the MFC Group are interconnected which may make separation difficult
1. Third quarter earnings (loss) analysis	4. Variable annuity and segregated fund guarantees
2. Year-to-date earnings analysis	5. Publicly traded equity performance risk
3. U.S. GAAP results	6. Interest rate and spread risk
4. Sales, premiums and deposits
5. Funds under management	E ACCOUNTING MATTERS AND CONTROLS
6. Capital	1. Critical accounting and actuarial policies
2. Actuarial methods and assumptions
C PERFORMANCE BY DIVISION	3. Sensitivity of policy liabilities to updates to assumptions
1. Asia	4. Future accounting and reporting changes
2. Canada
3. U.S.	F OTHER
4. Corporate and Other	1. Performance and non-GAAP measures
2. Caution regarding forward-looking statements

November 8, 2012 – Press Release Reporting Third Quarter Results

A         OVERVIEW

A1	Introduction of core earnings

The Company introduced a “core earnings” non-GAAP measure to help investors better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. This metric is not insulated from macro-economic factors which can have a significant impact. Any future changes to the core earnings definition referred to below, will be disclosed.

Items excluded from core earnings are:
1.	The direct impact of equity markets and interest rates, consisting of:
·	Income (loss) on variable annuity guarantee liabilities not dynamically hedged.
·	Income (loss) on general fund equity investments supporting policy liabilities and on fee income.
·	Gains (losses) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of policy liabilities.
·	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).
·	Gains (losses) on sale of available-for-sale (“AFS”) bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets.  Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including:  provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

3.
Net investment related gains in excess of $200 million per annum or net losses on a year-to-date basis.  Investment gains (losses) relate to fixed income trading, non-fixed income returns, credit experience and asset mix changes.  These gain and losses are a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities.  The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of investment gains reported since first quarter 2007.

4.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed investments in new segregated or mutual funds.

5.	Changes in actuarial methods and assumptions.

6.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.

7.	Goodwill impairment charges.

8.	Gains or losses on disposition of a business.

9.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

10.	Tax on the above items.

11.	Impact of enacted or substantially enacted income tax rate changes.

November 8, 2012 – Press Release Reporting Third Quarter Results

Items that are included in core earnings include:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of policy liabilities.

6.	Up to $200 million of investment gains reported in a single year.

7.	Earnings on surplus other than mark-to-market items. Gains on AFS equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

A2	Third quarter highlights

In the third quarter of 2012, we reported a net loss attributed to shareholders of $227 million and core earnings14 of $556 million.

Core earnings were $27 million lower than the second quarter of 2012 and $68 million lower than the third quarter 2011. The decline from the third quarter 2011 was due to increased macro hedge costs (impacted by additional hedge positions and lower interest rates), increased business development expenses, increased expenses related to the Company’s own pension plans and lower tax provision releases related to closed tax positions.  Business growth in Asia and the favourable impact on new business strain related to product repositioning in the U.S. and Canada were partially offset by costs related to expansion in Asia and lower favourable claims experience in Canada.

Excluded from core earnings in the third quarter 2012 were net charges of $783 million. These charges included $1,006 million related to updates to actuarial methods and assumptions and $200 million impairment of goodwill.  These items were partially offset by the favourable impact of investing activities, which exceeded the $50 million of investment gains included in core earnings by $363 million.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) capital ratio for The Manufacturers Life Insurance Company (“MLI”) closed the quarter at 204 per cent compared to 213 per cent at the end of the second quarter.  The nine point reduction in MLI’s MCCSR ratio during the quarter was due to the combination of the increase in required capital for asset and segregated fund guarantee risks and the decrease in available capital related to dividends paid.  The goodwill impairment charge did not impact the ratio.

14	Core earnings is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and non-GAAP Measures” below.

November 8, 2012 – Press Release Reporting Third Quarter Results

Insurance sales15 in the third quarter of 2012 were $596 million, a decline of eight per cent from the third quarter of 2011 primarily as a result of the non-recurrence of an event in the U.S. in 2011.  In Asia, the record sales in South East Asia16 were offset by expected lower sales in Japan following recent tax ruling changes to the cancer product.  In Canada, we reported lower but more profitable sales in Individual Insurance, and lower large case sales in Group Benefits.  In the U.S., sales declined due to the 2011 open enrollment period for the Federal Long Term Care plan, partially offset by an increase in JH Life sales.

Wealth sales17 exceeded $8 billion for third quarter 2012, an increase of four per cent from the third quarter of 2011.  In our asset management businesses, sales of mutual funds in both Canada and the U.S. increased by nine per cent compared with third quarter 2011, and sales in the group retirement businesses increased 29 per cent in the U.S. and 17 per cent in Canada.  In Asia, Manulife TEDA reported bond fund sales of more than two and half times those in the prior year third quarter.  These increases were partially offset by lower sales of variable annuity products across all divisions.  Japan announced the withdrawal of two variable annuity products and the U.S. announced its decision to stop writing new business related to both fixed deferred and variable annuity business.

B         FINANCIAL HIGHLIGHTS

C$ millions unless otherwise stated,	Quarterly Results			YTD Results
unaudited	3Q 2012	2Q 2012	3Q 2011	2012	2011
Net income (loss) attributed to shareholders	$(227)	$(300)	$(1,277)	$679	$198
Common shareholders’ net income (loss)	$(258)	$(328)	$(1,299)	$596	$134
Core earnings(1)	$556	$583	$624	$1,650	$1,796
Earnings (loss) per common share (C$)	$(0.14)	$(0.18)	$(0.73)	$0.33	$0.08
Diluted core earnings per common share, excluding convertible instruments (C$)(1)	$0.29	$0.31	$0.34	$0.87	$0.97
Return on common shareholders’ equity(1) (annualized)	(4.6)%	(5.8)%	(22.4)%	3.5%	0.8%
U.S. GAAP net income attributed to shareholders (1)	$481	$2,203	$2,270	$2,320	$3,335
Sales(1) Insurance products	$596	$1,001	$645	$2,419	$1,865
Wealth products	$8,229	$8,548	$7,839	$25,500	$26,157
Premiums and deposits(1) Insurance products	$5,597	$6,308	$5,504	$17,592	$16,529
Wealth products	$11,149	$11,179	$10,041	$33,781	$33,615
Funds under management(1) (C$ billions)	$515	$514	$492	$515	$492
Capital(1) (C$ billions)	$28.5	$29.7	$28.9	$28.5	$28.9
MLI’s MCCSR ratio	204%	213%	219%	204%	219%

(1)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

15	Insurance sales is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and non-GAAP Measures” below.

16	South East Asia refers to Indonesia, Philippines, Singapore, Malaysia, Thailand, Vietnam and Cambodia.

17	Wealth sales is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and non-GAAP Measures” below.

November 8, 2012 – Press Release Reporting Third Quarter Results

B1         Third quarter earnings (loss) analysis

The table below reconciles the third quarter 2012 core earnings of $556 million to the reported net loss attributed to shareholders of $227 million.  Excluded from core earnings in the third quarter 2012 were net charges of $783 million. These charges included $1,006 million related to updates to actuarial methods and assumptions and $200 million impairment of goodwill.  These items were partially offset by the favourable impact of investing activities as returns exceeded the $50 million of investment gains included in core earnings by $363 million.

The $1,006 million net charge related to the update to the actuarial methods and assumptions is broadly grouped into three categories:  (i) updates to actuarial standards of practice, (ii) updates largely related to the current macro-economic climate, and (iii) all other results of the annual review of assumptions.  The current macro-economic climate, including current low interest rates and the current level of equity markets, has made minimum interest rate guarantees and equity fund performance guarantees more valuable and has therefore increased the propensity of policyholders to retain their policies and alter withdrawal patterns of their guaranteed withdrawal benefits.

·
The charge related to updates to actuarial standards was $244 million and related to updates to Actuarial Standards of Practice for the calibration of equity returns used in stochastic models to value segregated fund guarantee liabilities.

·
Charges related largely to the impact of the current macro-economic climate were $1,120 million.  Charges resulted from strengthening withdrawal and lapse assumptions for U.S. Variable Annuity Guaranteed Minimum Withdrawal Benefit policies, and updates to lapse assumptions for certain life insurance products in the U.S. Charges also resulted from updates to bond parameters for segregated fund guarantees and from updates to interest rates for certain participating insurance businesses.

·
Other changes to actuarial methods and assumptions netted to a gain of $358 million.  Favourable impacts to earnings resulted from updates to mortality and morbidity assumptions, net updates to expense assumptions, refinements to modeling of corporate spreads, refinements to the margins on our dynamically hedged variable annuity business and from a number of refinements in the modeling of policy cash flows.  Partially offsetting these favourable impacts were updated lapse assumptions in Japan and Canada, and the net impact of refinements to the modeling of cash flows and updated assumed return assumptions for alternative assets.

As we disclosed in the second quarter of 2012, we intend to update our ultimate reinvestment rate (“URR”) assumptions on a quarterly basis commencing in 2013.

The $200 million charge related to goodwill was associated with the Individual Insurance business in Canada and was driven by the low interest rate environment.

The $363 million gain related to investment activity included market gains on non-fixed income investments in the third quarter in excess of returns assumed in the measurement of policy liabilities, the positive impact on the measurement of policy liabilities of originating more favourable investments than assumed in measurement models, and the positive impact on the measurement of policy liabilities of fixed income trading activities to lengthen the portfolio.

November 8, 2012 – Press Release Reporting Third Quarter Results

C$ millions, unaudited	Quarterly results
For the quarter	3Q 2012	2Q 2012	3Q 2011
Core earnings(1)
Asia Division	$230	$286	$220
Canada Division	229	201	259
U.S. Division	288	247	260
Corporate & Other (excluding expected cost of macro hedges)	(117)	(83)	(58)
Expected cost of macro hedges(2)	(124)	(118)	(107)
Core investment gains	50	50	50
Total core earnings	$556	$583	$624
Items excluded from core earnings other than the direct impact of equity markets and interest rates:
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged(3),(4)	$122	$(269)	$(900)
Investment gains related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	363	51	236
Impact of major reinsurance transactions, in-force product changes and dispositions(5)	26	62	303
Change in actuarial methods and assumptions, excluding ultimate reinvestment rate (“URR”)	(1,006)	-	(651)
Goodwill impairment charge	(200)	-	-
Total items excluded from core earnings other than the direct impact of equity markets and interest rates	$(695)	$(156)	$(1,012)
Net income (loss) excluding the direct impact of equity markets and interest rates(1)	$(139)	$427	$(388)
Direct impact of equity markets and interest rates(6):
Income (charges) on variable annuity liabilities that are not dynamically hedged(3)	$298	$(758)	$(1,211)
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	55	(116)	(227)
Gains (losses) on macro equity hedges relative to expected costs(2),(3)	(86)	423	882
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities(7)	(330)	305	(567)
Gains (charges) on sale of available-for-sale (AFS) bonds and derivative positions in the Corporate segment	(25)	96	301
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-	(677)	(67)
Direct impact of equity markets and interest rates	$(88)	$(727)	$(889)
Net loss attributed to shareholders	$(227)	$(300)	$(1,277)

(1)	Core earnings and net income (loss) excluding the direct impact of equity markets and interest rates are non-GAAP measures. See “Performance and Non-GAAP Measures” below.

(2)
The third quarter 2012 net loss from macro equity hedges was $210 million and consisted of a $124 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $86 million because actual markets outperformed our valuation assumptions.

(3)
Losses from macro hedge experience and the dynamic hedges in the third quarter of 2012 were $379 million and offset 49 per cent of the gross equity exposures.  As noted below we reported a gain on variable guarantee liabilities that are dynamically hedged.

November 8, 2012 – Press Release Reporting Third Quarter Results

(4)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The gain in the third quarter mostly related to equity fund results that outperformed indices as well as gains from bond funds due to tightening of corporate spreads.  See the Risk Management section of our 2011 Annual MD&A.

(5)
The $26 million net gain for major reinsurance transactions in the third quarter includes a gain related to recapture of an existing assumed reinsurance contract in JH Life and a gain related to a transaction to coinsure 23 per cent of our U.S. fixed deferred annuity business.

(6)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions.  Also included are gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.

(7)
The decline in credit spreads in the quarter was the major driver of the impact of changes in fixed income investment rates. Our hedging activity reduced exposure to changes in risk free rates, but still left us exposed to the effect of changes in credit spreads. While we hedge our exposure to risk free rates, our sensitivity is not uniform across all points on the yield curve. During the quarter, losses resulted from twisting of the risk free curve, and these were largely offset by the reduction in swap spreads.

B2         Year-to-date earnings analysis

The table below reconciles the year-to-date core earnings of $1,650 million to the reported net income attributed to shareholders of $679 million.  The decline in core earnings compared with the prior year was due to increased pension expense on the Company’s pension plans, unfavourable claims experience in the U.S., higher business development expenses, higher macro hedge expected costs, and lower gains from tax related items.  These items were partially offset by the favourable impact of business growth and product changes as well as the non-recurrence of the 2011 property and casualty charge related to the earthquake in Japan.

C$ millions
For the nine months ended September 30,	2012	2011
Core earnings	$1,650	$1,796
Items excluded from core earnings other than the direct impact of equity markets and interest rates:
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged	$76	$(960)
Investment gains related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	619	1,029
Impact of major reinsurance transactions, in-force product changes and dispositions	268	303
Change in actuarial methods and assumptions, excluding ultimate reinvestment rate (“URR”)	(994)	(753)
Goodwill impairment charge	(200)	-
Total items excluded from core earnings other than the direct impact of equity markets and interest rates	$(231)	$(381)
Net income excluding the direct impact of equity markets and interest rates	$1,419	$1,415
Direct impact of equity markets and interest rates	(740)	(1,217)
Net income attributed to shareholders	$679	$198

November 8, 2012 – Press Release Reporting Third Quarter Results

B3         U.S. GAAP results

Net income attributed to shareholders in accordance with U.S. GAAP18 for the third quarter of 2012 was $481 million, compared with a net loss of $227 million under IFRS.  As we are no longer reconciling our financial results under U.S. GAAP in our consolidated financial statements, net income in accordance with U.S. GAAP is considered a non-GAAP financial measure. A reconciliation of the major differences in net income (loss) attributed to shareholders in accordance with IFRS to net income in accordance with U.S. GAAP for the third quarter follows.  The differences are expanded upon below.

C$ millions, unaudited	Quarterly results
For the quarter ended September 30,	2012	2011(1)
Net loss attributed to shareholders in accordance with IFRS	$(227)	$(1,277)
Key earnings differences:
For variable annuity guarantee liabilities	$(323)	$2,520
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities	235	900
New business differences including acquisition costs	(151)	19
Charges due to lower fixed income ultimate reinvestment rates assumptions used in the valuation of policy liabilities under IFRS	-	67
Changes in actuarial methods and assumptions, excluding URR	431	307
Goodwill impairment charge	200	-
Changes related to major reinsurance transactions	55	(308)
Other differences	261	42
Total earnings differences	$708	$3,547
Net income attributed to shareholders in accordance with U.S. GAAP	$481	$2,270

(1)
Restated as a result of adopting Accounting Standards Update No. 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” (“ASU 2010-26”) effective January 1, 2012 but requiring application to 2011.  The impact for third quarter 2011 was a net increase in earnings of $70 million, all of which is included in “New business differences including acquisition costs”.

Accounting for variable annuity guarantee liabilities

IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities whereas U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees, and reflects the Company’s own credit standing in the measurement of the liability.  In the third quarter of 2012, we reported a net gain of $97 million (2011 – $409 million gain) in our total variable annuity businesses under U.S. GAAP as the decrease in the variable annuity guarantee liabilities was only partially offset by the dynamic hedge asset losses recorded in the quarter.

Investment income and policy liabilities

Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The third quarter 2012 IFRS impacts on insurance liabilities of fixed income reinvestment assumptions, general fund equity investments, activities to reduce interest rate exposures and certain market and trading activities totaled a net $138 million gain (2011 – loss of $487 million) compared with U.S. GAAP net realized gains and other investment income of $373 million (2011 – gain of $413 million).

18	Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

November 8, 2012 – Press Release Reporting Third Quarter Results

Differences in the treatment of acquisition costs and other new business items

Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

Changes in actuarial methods and assumptions

The net charge recognized under IFRS from the annual review of actuarial methods and assumptions of $1,006 million (2011 – charge of $651 million) compared to a net charge of $575 million (2011 – charge of $344 million) on a U.S. GAAP basis.  The charges on a U.S. GAAP basis related primarily to changes in assumptions driven by the macro-economic environment.

Goodwill impairment

In the third quarter of 2012, we recorded a $200 million IFRS goodwill impairment charge related to our Canadian Individual Life Insurance business.  While we cannot currently reasonably estimate the impact, if any, that the conditions leading to impairment under IFRS have on our U.S. GAAP results, goodwill impairment testing on a U.S. GAAP basis will be completed in the fourth quarter of 2012.

Impact of major reinsurance transactions

In the third quarter of 2012 we completed a coinsurance transaction related to the John Hancock New York block of fixed deferred annuity business.  This net gain was higher on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP19 as at September 30, 2012 was approximately $17 billion higher than under IFRS.  Of this difference, approximately $11 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the fixed income investments and interest rate derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS. The majority of the difference in equity between the two accounting bases as at September 30, 2012 arose from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

As at September 30, C$ millions, unaudited	2012	2011
Total equity in accordance with IFRS	$24,961	$25,343
Differences in shareholders’ retained earnings and participating policyholders’ equity	10,633	8,462
Differences in Accumulated Other Comprehensive Income attributable to:
Available-for-sale securities and other	5,570	4,362
Cash flow hedges	2,566	2,432
Translation of net foreign operations	(1,631)	(955)
Differences in share capital, contributed surplus and non-controlling interest in subsidiaries	55	121
Total equity in accordance with U.S. GAAP	$42,154	$39,765

19	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

November 8, 2012 – Press Release Reporting Third Quarter Results

B4         Total Company sales and total Company premiums and deposits20

Insurance sales in the third quarter of 2012 were $596 million, a decline of eight per cent from the third quarter of 2011 primarily as a result of the non-recurrence of a U.S. event in the prior year. Manulife delivered record insurance sales in South East Asia driven by record sales in Indonesia, as well as solid sales in Affinity products in Canada and John Hancock Life in the U.S.:

·
Third quarter Asia insurance sales were in line with the same period a year ago. Record insurance sales in Indonesia were 38 per cent higher than the third quarter of 2011, led by strong bancassurance sales which were offset by expected lower sales in Japan due to tax changes in the second quarter of 2012.

·
In Canada, third quarter insurance sales declined seven per cent from the third quarter of 2011. This was largely due to the decline in Group Benefits sales reflecting normal business variability and an expected decline in Individual Insurance sales of guaranteed long duration products, consistent with our lower risk product strategy. Third quarter Individual Insurance sales were aligned with our strategy to reduce new business risk, with a significantly lower proportion of sales with guaranteed long duration features compared to one year ago.

·
In the U.S., third quarter insurance sales decreased 20 per cent from the same period of 2011 largely due to an expected decline in Long-Term Care sales as a result of the non-recurrence of the 2011 Federal Long Term Care plan open enrollment period. John Hancock Life insurance sales increased by 14 per cent, reflecting the success of newly launched products with a more favourable business mix.

Wealth sales exceeded $8 billion for third quarter 2012, an increase of four per cent from the third quarter of 2011:

·
In Asia, third quarter wealth sales increased 22 per cent over the same period of 2011 due to the continued success of fixed annuity product sales in Japan and increased bond fund sales from Manulife TEDA in China.

·
In Canada, third quarter wealth sales declined four per cent from the third quarter of 2011. Strong sales in mutual funds and Group Retirement Solutions were more than offset by lower segregated fund and fixed product sales. Manulife Bank reported record net assets reflecting good client retention and origination.

·
In the U.S., third quarter wealth sales increased five per cent from the third quarter of 2011 despite a 59 per cent decrease in annuity sales over the same period. Excluding annuity sales, third quarter wealth sales increased 15 per cent over the third quarter of the prior year. The increase in wealth sales reflects record third quarter sales in the 401(k) business and a nine per cent increase in mutual fund sales over the third quarter of 2011.

Premiums and deposits measures

Total Company third quarter insurance premiums and deposits of $5.6 billion were in line with the third quarter of 2011. Growth was driven by sales in Asia and the Affinity business in Canada, offset by a reinsurance recapture in the U.S.

Total Company premiums and deposits for wealth businesses exceeded $11 billion for the third quarter of 2012, ten per cent higher compared with the same quarter in 2011. Growth was strong throughout most of Asia and also in the North American mutual fund and retirement businesses.

20	Growth (declines) in sales and premiums and deposits is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

November 8, 2012 – Press Release Reporting Third Quarter Results

B5         Funds under management21

Total funds under management as at September 30, 2012 were a record $515 billion, an increase of $23 billion or nine per cent on a constant currency basis22 over September 30, 2011.  The increase was driven by $50 billion of investment returns and $8 billion of net positive policyholder cash flows. These increases were partially offset by $20 billion due to the stronger Canadian dollar; $7 billion related to the reinsurance of U.S. fixed deferred annuity business and $8 billion of expenses, commissions, taxes and other items.

B6         Capital23

MFC’s total capital as at September 30, 2012 was $28.5 billion, a decrease of $1.2 billion from June 30, 2012 and a decrease of $0.4 billion from September 30, 2011.  The decrease from September 30, 2011 was driven by $1.1 billion from the stronger Canadian dollar and cash dividends of $0.7 billion partially offset by net capital raised of $0.8 billion and net earnings of $0.6 billion over the period.

As at September 30, 2012 MLI reported an MCCSR ratio of 204 per cent, a net decline of nine points compared with 213 per cent at June 30, 2012.  The reduction in MLI’s MCCSR ratio was largely due to the net loss in the quarter and the increase in required capital for asset and segregated fund guarantee risks. The goodwill impairment charge did not impact the ratio.

C         PERFORMANCE BY DIVISION

C1         Asia Division

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	3Q 2012	2Q 2012	3Q 2011	3Q 2012	3Q 2011
Net income (loss) attributed to shareholders	$491	$(315)	$(712)	$1,287	$(333)
Core earnings	230	286	220	783	725
Premiums and deposits	2,944	3,248	2,548	9,058	7,678
Funds under management (billions)	76.2	74.5	70.7	76.2	70.7
U.S. dollars
Net income (loss) attributed to shareholders	$492	$(312)	$(726)	$1,290	$(341)
Core earnings	231	283	224	781	741
Premiums and deposits	2,958	3,216	2,597	9,036	7,855
Funds under management (billions)	77.5	73.1	68.1	77.5	68.1

Asia Division recorded net income attributed to shareholders of US$492 million for the third quarter of 2012 compared to a net loss of US$726 million for the third quarter of 2011. The significant increase was primarily related to the direct impact of equity markets and interest rates on variable annuity guarantee liabilities.  Core earnings of US$231 million increased by US$7 million compared to the third quarter of 2011 as gains due to business growth were partially offset by expenses related to expansion initiatives.

Year-to-date net income attributed to shareholders was US$1,290 million compared with a net loss of US$341 million for the same period of 2011.

21	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

22	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

23	Capital is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

November 8, 2012 – Press Release Reporting Third Quarter Results

Premiums and deposits24 for the third quarter of 2012 were US$3.0 billion, up 15 per cent from the third quarter of 2011.  Premiums and deposits for insurance products of US$1.6 billion were 13 per cent higher driven by in-force business growth from all territories, most notably in Japan. Wealth management premiums and deposits of US$1.4 billion were 19 per cent higher driven by increased sales of Manulife TEDA bond funds and fixed annuities in Japan.

Funds under management as at September 30, 2012 were US$77.5 billion, an increase of 14 per cent from US$68.1 billion at September 30, 2011 on a constant currency basis. Growth was driven by net policyholder cash inflows of US$5.3 billion across the territories and by favourable investment returns.

C2         Canada Division(1)

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	3Q 2012	2Q 2012	3Q 2011	3Q 2012	3Q 2011
Net income (loss) attributed to shareholders	$378	$223	$(92)	$918	$681
Core earnings	229	201	259	602	707
Premiums and deposits	4,160	4,565	4,057	13,451	13,423
Funds under management (billions)	131.1	127.5	118.5	131.1	118.5

(1)	The Company moved the reporting of its International Group Program business unit from U.S. Division to Canada Division in 2012. Prior period results have been restated to reflect this change.

Canada Division’s net income attributed to shareholders was $378 million for the third quarter of 2012 compared to a net loss of $92 million for the third quarter of 2011.  The increase was driven by gains in the quarter and losses in the third quarter of 2011 related to the direct impact of equity markets and interest rates and other investment related items. Core earnings for the third quarter of 2012 were $229 million, $30 million lower than the third quarter of the prior year primarily due to less favourable claims experience.

Year-to-date net income attributed to shareholders was $918 million compared with $681 million for the same period of 2011.

Premiums and deposits in the third quarter of 2012 were $4.2 billion, up three per cent from third quarter 2011 levels.  Strong growth in our group retirement business driven by sales and deposits from a growing block of in-force participants and increased mutual fund deposits were partially offset by lower sales of segregated fund and fixed wealth products.

Funds under management grew by 11 per cent or $12.6 billion to a record $131.1 billion as at September 30, 2012 compared with September 30, 2011.  The increase reflects both business growth across the division and the increase in asset market values resulting from declining interest rates and equity market appreciation during the last 12 months.

24	All premium and deposit growth (declines) are stated on a constant currency basis.

November 8, 2012 – Press Release Reporting Third Quarter Results

C3           U.S. Division(1),(2)

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	3Q 2012	2Q 2012	3Q 2011	3Q 2012	3Q 2011
Net income (loss) attributed to shareholders	$436	$177	$(1,028)	$1,187	$116
Core earnings	288	247	260	792	816
Premiums and deposits	8,510	8,684	8,231	26,282	26,201
Funds under management (billions)(3)	287.2	289.8	275.2	287.2	275.2

U.S. dollars
Net income (loss) attributed to shareholders	$439	$174	$(1,048)	$1,187	$121
Core earnings	289	245	265	791	834
Premiums and deposits	8,552	8,594	8,392	26,224	26,782
Funds under management (billions)(3)	292.0	284.4	264.9	292.0	264.9

(1)	The Company moved the reporting of its International Group Program business unit to Canada Division in 2012. Prior period results have been restated to reflect this change.
(2)	The Company moved its Privately Managed Accounts unit to Corporate and Other in 2012. Prior period results have been restated to reflect this change.
(3)	Reflects the impact of annuity reinsurance transactions in Q3 and Q2 2012.

U.S. Division reported net income attributed to shareholders of US$439 million for the third quarter of 2012 compared to a net loss of US$1,048 million for the third quarter of 2011.  The increase was driven by the direct impact of equity markets and interest rates, other investment related items and gains in third quarter 2012 related to a new deferred annuity coinsurance agreement in JH Annuities and the termination of reinsurance assumed contracts in JH Life.

Core earnings for the third quarter of 2012 were US$289 million, an increase of US$24 million compared to the third quarter of 2011.  Contributing to the increase were lower new business strain as a result of repositioning activities partially offset by unfavourable policyholder experience, the one-time reserve impact of the expected wind up of a historical reinsurance ceded agreement and the ongoing impact of the fixed deferred annuity coinsurance transactions.

Year-to-date net income attributed to shareholders was US$1,187 million compared with US$121 million for the same period of 2011.

In 2010, JH LTC filed with 50 state regulators for premium rate increases averaging approximately 40 per cent on the majority of our in-force retail and group business. To date, approvals of in-force price increases on retail business have been received from 41 states.

Premiums and deposits for the third quarter of 2012 were US$8.6 billion, an increase of two per cent from the third quarter of 2011. The increase was primarily driven by higher sales of 401(k) plans and mutual funds, partially offset by lower sales of annuities and higher ceded premiums related to the reinsurance transaction in JH Life.

Funds under management as at September 30, 2012 were US$292.0 billion, up 10 per cent from September 30, 2011 on a constant currency basis. The increase was due to positive investment returns, the impact of lower interest rates on market value of funds under management and net sales in Wealth Asset Management, partially offset by surrender and benefit payments in JH Annuities and the transfer of assets related to reinsurance transactions.

November 8, 2012 – Press Release Reporting Third Quarter Results

C4           Corporate and Other(1)

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	3Q 2012	2Q 2012	3Q 2011	3Q 2012	3Q 2011
Net income (loss) attributed to shareholders	$(1,532)	$(385)	$555	$(2,713)	$(266)
Core earnings (losses)	(241)	(201)	(165)	(677)	(602)
Premiums and deposits	1,132	990	710	2,581	2,842
Funds under management (billions)	20.1	22.0	27.3	20.1	27.3

(1)
As a result of the sale of the Life Retrocession business effective July 1, 2011, the Company moved its P&C Reinsurance business and run-off variable annuity reinsurance business to Corporate and Other. In addition, Corporate and Other has been restated to include the Privately Managed Accounts business and Life Retrocession business for periods prior to the sale.

Corporate and Other is composed of:
·	Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs,
·	Investment Division’s external asset management business,
·	Property and Casualty (“P&C”) reinsurance business,
·	Run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.  In addition, prior quarter amounts have been restated to include the Life Retrocession business that was sold effective July 1, 2011.

Corporate and Other reported a net loss attributed to shareholders of $1,532 million for the third quarter of 2012 compared to net income of $555 million for the third quarter of 2011. The core losses in the third quarter of $241 million increased by $76 million compared to the third quarter of 2011.

The increase in core losses was due to: increased amortization of investment losses on the Company’s pension plans, lower investment income due to lower interest rates and lower average assets, higher business development expenses, and higher macro hedge expected costs due to additional hedges and the impact of lower interest rates.  These items were partially offset by the non-recurrence of a New Zealand earthquake provision reported in the third quarter of 2011.

Excluded from core losses in the third quarter 2012 were charges of $1,291 million.  These charges included $1,006 million related to updates to actuarial assumptions, $200 million related to goodwill impairment and $86 million related to experience on the macro hedges in excess of the expected cost.  In addition, other mark-to-market gains of $26 million were offset by $25 million of realized losses on AFS bonds and derivative positions reported in the direct impact of interest rates.

Gains of $720 million were excluded from core losses in the third quarter 2011.  These gains included $1,076 million related to the direct impact of equity markets and interest rates and a gain of $303 million on the sale of our Life Retrocession business, partially offset by updates to actuarial methods and assumptions of $651 million.

The year-to-date net loss attributed to shareholders was $2,713 million compared with a net loss of $266 million for the same period of 2011.

Premiums and deposits for the third quarter of 2012 were $1.1 billion, up 59 per cent from September 30, 2011 on a constant currency basis. This increase reflects the impact of new institutional asset management mandates.

Funds under management as at September 30, 2012 of $20.1 billion declined $7.2 billion from the third quarter 2011.  The decline primarily reflects an increase in assets supporting surplus allocated to the operating divisions and the impact of the stronger Canadian dollar. Included in

November 8, 2012 – Press Release Reporting Third Quarter Results

funds under management are assets managed by Manulife Asset Management on behalf of institutional clients of $23.7 billion (September 30, 2011 – $24.1 billion).

D           RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2011 Annual Report.

D1         General macro-economic risk factors

In our 2011 Annual Report we outlined potential impacts of macro-economic factors including the impact of a low interest environment.

As previously outlined, due to the unfavourable economic conditions we increasingly viewed our objective of $4 billion in net income in 2015 as a stretch target. While the macro-economic environment continues to put pressure on our businesses, we are making progress against our strategic priorities and have increased our focus on improving the efficiency and effectiveness of our operations globally. We have shifted our goal of $4 billion in net income by 2015 by roughly a year, and we are now targeting $4 billion in core earnings in 2016 based on our macro-economic and other assumptions.  Our revised objective uses a core earnings target metric, which is consistent with measuring the underlying profitability of our business.

D2         Regulatory capital, actuarial and accounting risks

As outlined in our 2011 Annual Report, as a result of the recent financial crisis, financial authorities and regulators in many countries are reviewing their capital, actuarial and accounting requirements, and the changes may have a material adverse effect on the Company’s consolidated financial statements and regulatory capital, both at transition and subsequently.  We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write.  Subsequent updates to regulatory and professional standards are outlined below.

·
The amendments to IAS 19 “Employee Benefits” (“IAS 19R”), effective January 1, 2013 are expected to result in a material reduction in accumulated other comprehensive income (“AOCI”), a component of equity, upon adoption. As at December 31, 2011, the consolidated pre-tax unrecognized net actuarial losses for the Company’s pension and post-employment benefits were $1,011 million and $58 million, respectively (post tax total of $722 million).  The  impact on adoption of IAS 19R for MCCSR purposes is expected to be amortized over eight quarters and will be dependent upon equity markets and interest rates at December 31, 2012. Subsequent changes in pension related net actuarial gains and losses are also expected to impact our MCCSR ratio.

·
Changes to U.S. statutory accounting practices concerning actuarial reserving standards for certain universal life ("UL") products pursuant to Actuarial Guideline 38 ("AG38") have now been promulgated by the National Association of Insurance Commissioners ("NAIC").  The new requirements for in-force business will affect policies issued since July 1, 2005 and in-force on December 31, 2012.  We expect that any additional reserve and capital amounts will be manageable within the U.S. operating companies, with no injection of capital.

·
As outlined in our 2011 Annual Report, where alternative (non-fixed income) assets, such as commercial real estate, private equity, infrastructure, timber, agricultural real estate and oil and gas, are used to support policy liabilities, the policy valuation incorporates assumptions with respect to projected investment returns and the proportion of future policy cash flows that are invested in these assets.  Future changes in accounting and/or actuarial standards that limit alternative asset return assumptions or the amount of future cash flows that can be assumed to be invested in these assets could increase policy liabilities and have a material impact on the

November 8, 2012 – Press Release Reporting Third Quarter Results

emergence of earnings.  The impact at the time of adoption of any future changes in accounting and/or actuarial standards would depend upon the level of rates at the time and if applicable, the reference rate that is adopted.

·
In 2010 the International Accounting Standards Board (“IASB”) issued its Insurance Contracts (Phase II) Exposure Draft and the U.S. Financial Accounting Standards Board (“FASB”) issued its Insurance Contract Discussion paper.  The IASB recently announced that it expects to issue a limited re-exposure draft in 2013 and the FASB announced it expects to issue an Exposure Draft in 2013.  The final standards are not expected to be effective until 2018.

As previously outlined, the insurance industry in Canada is working with OSFI and the federal government with respect to the potential impact of these proposals on Canadian insurance companies, and the industry is urging policymakers to ensure that any future accounting and capital proposals appropriately consider the underlying business model of a life insurance company and, in particular, the implications for long duration guaranteed products which are much more prevalent in North America than elsewhere.

D3	Additional risks – Entities within the MFC Group are interconnected which may make separation difficult

Linkages between MFC and its subsidiaries may make it difficult to dispose of or separate a subsidiary within the group by way of spin-off or similar transaction.  See the Company’s Annual Information Form – “Risk Factors – Additional risks – Entities within the MFC Group are interconnected which may make separation difficult”.  In addition to the possible negative consequences outlined in such disclosure, other negative consequences could include a requirement for significant capital injections, and increased net income and capital sensitivities of MFC and its remaining subsidiaries to market declines. MFC remains committed to the U.S. Division.

D4         Variable annuity and segregated fund guarantees

As at September 30, 2012, approximately 65 per cent of the value of our variable annuity and segregated fund guarantee value was either dynamically hedged or reinsured, unchanged from June 30, 2012. The business dynamically hedged at September 30, 2012 comprises 61 per cent of the variable annuity guarantee values, net of amounts reinsured.  During the quarter, $240 million of additional in-force business was dynamically hedged. Year-to-date we have added an additional $725 million of in-force guarantee value to the program. New business continues to be hedged at issue.

The table below shows selected information regarding the Company’s variable annuity and segregated funds guarantees gross and net of reinsurance and the business dynamically hedged.

November 8, 2012 – Press Release Reporting Third Quarter Results

Variable annuity and segregated fund guarantees

As at	September 30, 2012			June 30, 2012
C$ millions	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$6,707	$5,062	$1,654	$7,135	$5,222	$1,919
Guaranteed minimum withdrawal benefit	65,210	58,538	7,107	66,916	58,342	8,800
Guaranteed minimum accumulation benefit	21,846	22,182	2,089	22,327	22,224	2,419
Gross living benefits(2)	$93,763	$85,782	$10,850	$96,378	$85,788	$13,138
Gross death benefits(3)	13,764	11,365	2,315	14,493	11,588	2,745
Total gross of reinsurance and hedging	$107,527	$97,147	$13,165	$110,871	$97,376	$15,883
Living benefits reinsured	$5,837	$4,410	$1,433	$6,181	$4,522	$1,663
Death benefits reinsured	3,821	3,249	770	4,086	3,353	916
Total reinsured	$9,658	$7,659	$2,203	$10,267	$7,875	$2,579
Total, net of reinsurance	$97,869	$89,488	$10,962	$100,604	$89,501	$13,304
Living benefits dynamically hedged	$54,600	$51,876	$4,288	$55,958	$51,665	$5,615
Death benefits dynamically hedged	5,353	4,063	485	5,341	3,887	628
Total dynamically hedged	$59,953	$55,939	$4,773	$61,299	$55,552	$6,243
Living benefits retained	$33,326	$29,496	$5,129	$34,239	$29,601	$5,860
Death benefits retained	4,590	4,053	1,060	5,066	4,348	1,201
Total, net of reinsurance and dynamic hedging	$37,916	$33,549	$6,189	$39,305	$33,949	$7,061

(1)	Contracts with guaranteed Long Term Care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $9,461 million at September 30, 2012 (June 30, 2012 – $9,459 million) and include the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $3,521 million at September 30, 2012 (June 30, 2012 – $3,241 million).  The policy liabilities for the hedged block were $5,940 million at September 30, 2012 (June 30, 2012 – $6,218 million). Policy liabilities were largely unchanged quarter over quarter, with increases related to third quarter valuation basis review offset by the impact of favourable equity markets.

November 8, 2012 – Press Release Reporting Third Quarter Results

Caution related to sensitivities

In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D5         Publicly traded equity performance risk

As a result of our dynamic and macro hedging program, as at September 30, 2012, we estimate that approximately 69 to 78 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by hedges. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at June 30, 2012 was 65 to 74 per cent. We have achieved our stated goal to have approximately 75 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2014.

As outlined in our 2011 Annual Report, the macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees.  In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see MD&A in our 2011 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  The potential impact is shown assuming that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and also is shown assuming the change in value is not completely offset.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We report the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.  It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

November 8, 2012 – Press Release Reporting Third Quarter Results

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(1)

As at September 30, 2012
C$ millions	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(5,950)	$(3,730)	$(1,690)	$1,360	$2,450	$3,300
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(320)	(210)	(110)	100	200	300
Total underlying sensitivity	$(6,540)	$(4,120)	$(1,890)	$1,550	$2,830	$3,870
Impact of hedge assets
Impact of macro hedge assets	$1,860	$1,240	$620	$(620)	$(1,240)	$(1,860)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	3,180	1,960	860	(620)	(1,060)	(1,380)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynami-cally hedged variable annuity guarantee liabilities	$5,040	$3,200	$1,480	$(1,240)	$(2,300)	$(3,240)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,500)	$(920)	$(410)	$310	$530	$630
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(960)	(490)	(170)	(120)	(270)	(420)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,460)	$(1,410)	$(580)	$190	$260	$210
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	77%	78%	78%	80%	81%	84%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	62%	66%	69%	88%	91%	95%

(1)	See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

November 8, 2012 – Press Release Reporting Third Quarter Results

As at June 30, 2012
C$ millions	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(5,950)	$(3,760)	$(1,730)	$1,440	$2,610	$3,540
Asset based fees	(260)	(170)	(90)	90	170	260
General fund equity investments(3)	(270)	(180)	(90)	90	180	270
Total underlying sensitivity	$(6,480)	$(4,110)	$(1,910)	$1,620	$2,960	$4,070
Impact of hedge assets
Impact of macro hedge assets	$1,580	$1,050	$530	$(530)	$(1,050)	$(1,580)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	3,180	1,990	890	(690)	(1,210)	(1,590)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$4,760	$3,040	$1,420	$(1,220)	$(2,260)	$(3,170)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,720)	$(1,070)	$(490)	$400	$700	$900
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(950)	(490)	(180)	(140)	(300)	(480)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,670)	$(1,560)	$(670)	$260	$400	$420
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	73%	74%	74%	75%	76%	78%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	59%	62%	65%	84%	86%	90%

(1)	See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

November 8, 2012 – Press Release Reporting Third Quarter Results

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR ratio
percentage points	-30%	-20%	-10%	+10%	+20%	+30%
September 30, 2012	(20)	(12)	(6)	1	1	1
June 30, 2012	(21)	(13)	(6)	1	4	8

(1)	See “Caution related to sensitivities” above.

(2)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
C$ millions	September 30, 2012	June 30, 2012
For variable annuity guarantee dynamic hedging strategy	$ 9,800	$10,700
For macro equity risk hedging strategy	7,300	6,200
Total	$ 17,100	$16,900

During the quarter, we added approximately $700 million of guarantee value to our dynamic hedging program in respect of segregated fund guarantee business. We rebalanced our dynamic hedging program in light of favourable equity market increases, as well as for the impact of the actuarial basis changes.

In the macro hedging program approximately $1.1 billion of notional value of additional equity futures were put in place during the quarter. As a result, the Company exceeded its 2014 equity risk reduction targets.

D6         Interest rate and spread risk

As at September 30, 2012, the sensitivity of our quarterly net income attributed to shareholders to a 100 basis point parallel decline in interest rates was a charge of $0.6 billion, ahead of our 2014 year end goal of a charge of $1.1 billion. The $300 million increase in sensitivity from June 30, 2012 was attributable to the impact from third quarter valuation basis changes as well as the anticipated change to a more conservative prescribed reinvestment scenario in the calculation of policy liabilities should interest rates decline 100 basis points. These were offset by the impact of certain risk mitigation strategies.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. Any impact of moving to a more conservative prescribed reinvestment scenario should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities. For this reason, the impact of changes to rates for less than, or more than, the amounts indicated, are unlikely to be linear. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of

November 8, 2012 – Press Release Reporting Third Quarter Results

new business, lower interest earned on our surplus assets, or updates to actuarial assumptions related to variable annuity bond fund calibration. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on quarterly net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3)

As at	September 30, 2012				June 30, 2012
	-100	bp	+100	bp	-100	bp	+100	bp
Net income attributed to shareholders: (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(600)		$200		$(300)		$400
From fair value changes in AFS assets held in surplus, if realized	900		(800)		900		(800)
MLI’s MCCSR ratio (Percentage points):
Before impact of change in market value of AFS fixed income assets held in the surplus segment	(17)		9		(13)		12
From fair value changes in AFS assets held in surplus, if realized	5		(5)		6		(5)

(1)	See “Caution related to sensitivities” above.

(2)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss. The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing 100% of market value of AFS fixed income is as of the end of the quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on quarterly net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

C$ millions As at	September 30, 2012	June 30, 2012
Corporate spreads(4)
Increase 50 basis points	$600	$600
Decrease 50 basis points	(1,200)	(600)
Swap spreads
Increase 20 basis points	$(700)	$(600)
Decrease 20 basis points	700	600

(1)	See “Caution related to sensitivities” above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

November 8, 2012 – Press Release Reporting Third Quarter Results

Corporate spreads declined in the third quarter of 2012. This resulted in an increase in sensitivity to a 50 basis point decline in corporate spreads compared with the prior quarter. Based on spreads at the end of the third quarter, a 50 basis point decline in corporate spreads would result in a movement to a more conservative prescribed reinvestment scenario for policy liability valuation. For this reason, the impact of changes to rates for less than, or more than, the amounts indicated, are unlikely to be linear.

E           ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2011.  The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 65 to 73 of our 2011 Annual Report.

E2         Actuarial methods and assumptions

Impact of third quarter 2012 updates to assumptions

The comprehensive review of valuation assumptions is performed annually and is designed to minimize our exposure to uncertainty by managing both asset-related and liability-related risks.  This is accomplished by monitoring experience and selecting assumptions which represent a best estimate view of future experience and margins that are appropriate for the risks assumed.  While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the economic environment is likely to result in future changes to the valuation assumptions, which could be material.

The quantification of the impact of the 2012 review of the actuarial methods and assumptions underlying policy liabilities is as of July 1, 2012 for all lines of business except hedged Variable Annuities. For this business, quantification was done as of September 30, 2012 to align with the reflection of updated projected cash flows in the hedging program.

The 2012 review of actuarial assumptions and methods that was carried out in the third quarter resulted in an increase in reserves of $1,568 million.  Net of the impacts on participating surplus and minority interests, shareholders’ income decreased by $1,006 million post tax.

November 8, 2012 – Press Release Reporting Third Quarter Results

The following table summarizes the impact of the third quarter changes in actuarial methods and assumptions on policy liabilities and net income attributed to shareholders by the three main drivers.

C$ millions	To	To Net Income Attributed
Assumption	Policy Liabilities	to Shareholders
Related to updates to actuarial standards
Segregated fund equity calibration	$317	$(244)
Largely related to current macro-economic environment
USVA GMWB update for lapse and withdrawal assumptions	722	(469)
Stochastic bond parameter update	595	(427)
Life insurance lapse updates	296	(194)
Other interest rate related impacts	258	(30)
Other annual updates
Mortality and morbidity updates	(196)	166
Expense updates	(206)	142
Other lapse updates	144	(134)
Alternative asset modeling refinements and assumption updates	215	(178)
Refinement to corporate spread modeling	(249)	167
Update to VA hedge business margin	(179)	126
Other	(149)	69
Net impact	$1,568	$(1,006)

Related to updates to actuarial standards

Effective October 15, 2012, updated standards will be in place related to equity calibration for stochastic models used to value segregated fund liabilities.  We have elected to early adopt this standard and reported a $244 million charge to earnings.

Related to changes in the macro-economic environment

Lapse and withdrawal assumptions were strengthened for U.S. Variable Annuity Guaranteed Minimum Withdrawal Benefit business to reflect emerging experience where previously there was limited to no experience. This resulted in a charge to earnings of $469 million.

The low interest rate environment has resulted in an update to the bond parameters used in the stochastic valuation of our segregated fund business.  Mean returns generally declined, while volatility parameters were largely unchanged. This resulted in a $427 million charge to earnings.

Lapse rates for certain U.S. Universal Life products with interest guarantees and for certain Japan term insurance business were updated to reflect reduced policyholder lapse experience, resulting in a $194 million charge to earnings.

Interest rates were updated for certain participating business in Canada, resulting in a charge to shareholder earnings of $30 million.

Other annual updates

Updates to other liability related assumptions were the result of the annual review or monitoring of assumptions and resulted in a $358 million favourable impact to income.  Mortality gains of $166 million included gains for updates to morbidity assumptions in Japan and refinement of mortality assumptions in certain U.S. life insurance segments, offset by charges for strengthening of mortality assumptions for Canadian annuity and segregated fund business. A charge of $134 million was the result of updates to lapse assumptions for Japan and Canadian insurance products.

November 8, 2012 – Press Release Reporting Third Quarter Results

Updates to expenses resulted in a $142 million favourable income impact, and were the result of favourable investment expenses partly offset by an update to Letter of Credit costs in the U.S.

Various refinements to the modeling of alternate asset cash flows and offset by updates to return assumptions resulted in a charge to shareholder income of $178 million.

A $167 million favourable income impact resulted from refinements to the modeling of corporate spreads.

A reduction in valuation margins for segregated fund business that is dynamically hedged resulted in a $126 million benefit to shareholder earnings.

A $69 million favourable income impact resulted from refinements to other policy related cash flow modeling, including realized benefits from modeling of future tax timing differences.

E3         Sensitivity of policy liabilities to updates to assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Potential impact on annual net income attributed to shareholders arising from changes in policy liabilities asset related assumptions

C$ millions	Increase (decrease) in after-tax income
As at	September 30, 2012		June 30, 2012
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in ultimate fixed income re-investment rates(1)	$1,900	$(2,200)	$1,700	$(2,100)
100 basis point change in future annual returns for public equities(2)	900	(800)	900	(800)
100 basis point change in future annual returns for other alternative assets(3)	4,000	(3,900)	4,600	(4,100)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(4)	(300)	300	(300)	300

(1)
Current URRs in Canada are 1.00% per annum and 3.00% per annum for short and long-term bonds, respectively, and in the U.S. are 0.80% per annum and 3.60% per annum for short and long-term bonds, respectively.  Since the URRs are based upon a five and ten year rolling average of government bond rates and the URR valuation assumptions are currently higher than the September 30, 2012 government bond rates, continuation of current rates or a further decline could have a material impact on net income.  However, for this sensitivity, we assume the URRs decline with full and immediate effect.

November 8, 2012 – Press Release Reporting Third Quarter Results

(2)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $600 million (June 30, 2012 - $600 million). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(600) million (June 30, 2012 - $(600) million). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.3% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(3)
Other alternative assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The decrease of $200 million in sensitivity from June 30, 2012 to September 30, 2012 is primarily related to various refinements in the modeling of cash flows for alternative assets, and the depreciation of certain currencies against the Canadian dollar, offset by the reduction in fixed income rates in the third quarter.

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.15% and 18.35%.

E4         Future accounting and reporting changes

There are a number of accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2013 and later. A summary of the most recently issued new accounting standards is as follows:

Topic	Effective date	Measurement / Presentation	Expected impact
Amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities”	Jan 1, 2013	Disclosure	Not expected to have a significant impact.
Annual Improvements 2009-2011 Cycle	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
IFRS 10, IFRS 11, IFRS 12 and amendments to IAS 27, and IAS 28 regarding consolidation, disclosures and related matters	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
IFRS 13 “Fair Value Measurement”	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
Amendments to IAS 1 “Presentation of Financial Statements”	Jan 1, 2013	Presentation	Not expected to have a significant impact.
Amendments to IAS 19 “Employee Benefits”	Jan 1, 2013	Measurement	Will have a material adverse effect on the financial statements and regulatory capital at transition and subsequently.
IFRS 9 “Financial Instruments”	Jan 1, 2015	Measurement	Currently assessing.

For additional information please refer to our 2011 Annual Report and Second Quarter Report to Shareholders for the six months ended June 30, 2012.

November 8, 2012 – Press Release Reporting Third Quarter Results

F        OTHER

F1         Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include: Net Income (Loss) Excluding the Direct Impact of Equity Markets and Interest Rates; Core Earnings; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Diluted Earnings (Loss) per Share excluding Convertible Instruments; Return on Common Shareholders’ Equity; Constant Currency Basis; Deposits; Premiums and Deposits; Funds under Management; Capital; New Business Embedded Value; and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income (loss) excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income (loss) attributed to shareholders would have been assuming that interest and equity markets performed as assumed in our policy valuation.  The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates and accordingly, such gains and losses are reflected in this measure.

Core earnings (losses) is a non-GAAP measure to help investors better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact.

The following table summarizes for the past seven quarters' core earnings, the net income (loss) excluding the direct impact of equity markets and interest rates as well as the total net income (loss) attributed to shareholders.

November 8, 2012 – Press Release Reporting Third Quarter Results

	Quarterly results
C$ millions	2012								2011
For the quarter	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
Core earnings
Asia Division	$230		$286		$267		$213		$220		$253		$252
Canada Division	229		201		172		142		259		233		215
U.S. Division	288		247		257		189		260		266		290
Corporate & Other (excluding expected cost of macro hedges and Japan earthquake)	(117)		(83)		(128)		(124)		(58)		(8)		(74)
Expected cost of macro hedges	(124)		(118)		(107)		(97)		(107)		(104)		(100)
Core investment gains	50		50		50		50		50		50		50
Japan earthquake	-		-		-		-		-		-		(151)
Total core earnings	$556		$583		$511		$373		$624		$690		$482
Items excluded from core earnings other than the direct impact of equity markets and interest rates:
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged	$122		$(269)		$223		$(193)		$(900)		$(52)		$(8)
Investment gains related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	363		51		205		261		236		323		470
Impact of major reinsurance transactions and in-force product changes	26		112		122		-		-		-		-
Change in actuarial methods and assumptions, excluding URR	(1,006)		-		12		2		(651)		(32)		(70)
Goodwill impairment charge	(200)		-		-		(665)		-		-		-
Gain (loss) on sale of Life Retrocession Business in 3Q 2011	-		(50)		-		-		303		-		-
Tax rate changes	-		-		58		-		-		-		-
Total items excluded from core earnings other than the direct impact of equity markets and interest rates	$(695)		$(156)		$620		$(595)		$(1,012)		$239		$392
Net income (loss) excluding the direct impact of equity markets and interest rates	$(139)		$427		$1,131		$(222)		$(388)		$929		$874
Direct impact of equity markets and interest rates:
Income (charges) on variable annuity liabilities that are not dynamically hedged	$298		$(758)		$982		$234		$(1,211)		$(217)		$102
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	55		(116)		121		56		(227)		(73)		30
Gains (losses) on macro equity hedges relative to expected costs	(86)		423		(556)		(250)		882		142		(138)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(330)		305		(425)		122		(567)		(28)		192
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(25)		96		(47)		(9)		301		107		(75)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-		(677)		-		-		(67)		(370)		-
Direct impact of equity markets and interest rates	$(88)		$(727)		$75		$153		$(889)		$(439)		$111
Net income (loss) attributed to shareholders	$(227)		$(300)		$1,206		$(69)		$(1,277)		$490		$985

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure.  It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure.  It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Diluted earnings (loss) per share excluding convertible instruments, is a non-GAAP measure.  It shows diluted earnings (loss) per share excluding the dilutive effect of convertible instruments.

The following is a reconciliation of the denominator (weighted average number of common shares) in the calculation of basic and diluted earnings per share.

November 8, 2012 – Press Release Reporting Third Quarter Results

	September 30,
For the quarter ended in millions	2012	2011
Weighted average number of actual common shares outstanding	1,816	1,789
Dilutive number of shares for stock-based awards	-	-
Dilutive number of shares for convertible instruments	-	-
Weighted average number of common shares used in the diluted earnings per share calculation	1,816	1,789

Return on common shareholders’ equity (“ROE”) is a non-GAAP profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on common shareholders’ equity	Quarterly results
C$ millions	3Q 2012	2Q 2012	3Q 2011
Common shareholders’ net income (loss)	$(258)	$(328)	$(1,299)
Opening total equity attributed to common shareholders	$23,070	$23,072	$23,201
Closing total equity attributed to common shareholders	$22,047	$23,070	$23,077
Weighted average total equity available to common shareholders	$22,559	$23,071	$23,139
Opening AOCI on AFS securities and cash flow hedges	$163	$198	$259
Closing AOCI on AFS securities and cash flow hedges	$213	$163	$28
Adjustment for average AOCI	$(188)	$(181)	$(143)
Weighted average total equity attributed to common shareholders excluding average AOCI adjustment	$22,371	$22,890	$22,996
ROE based on weighted average total equity attributed to common shareholders (annualized)	(4.5)%	(5.7)%	(22.3)%
ROE based on weighted average total equity attributed to common shareholders excluding average AOCI adjustment (annualized)	(4.6)%	(5.8)%	(22.4)%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the third quarter of 2012.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

November 8, 2012 – Press Release Reporting Third Quarter Results

Premiums and deposits	Quarterly results
C$ millions	3Q 2012	2Q 2012	3Q 2011
Net premium income	$2,187	$(969)	$4,262
Deposits from policyholders	5,539	5,623	5,109
Premiums and deposits per financial statements	$7,726	$4,654	$9,371
Add back premiums ceded relating to FDA coinsurance	1,799	5,428	-
Investment contract deposits	40	43	27
Mutual fund deposits	4,335	4,337	3,790
Institutional advisory account deposits	1,106	894	602
ASO premium equivalents	673	725	666
Group benefits ceded premiums	967	1,313	931
Other fund deposits	100	93	158
Total premiums and deposits	$16,746	$17,487	$15,545
Currency impact	-	(178)	139
Constant currency premiums and deposits	$16,746	$17,309	$15,684

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management	Quarterly results
C$ millions	3Q 2012	2Q 2012	3Q 2011
Total invested assets	$224,761	$227,939	$225,925
Total segregated funds net assets	205,841	203,563	190,336
Funds under management per financial statements	$430,602	$431,502	$416,261
Mutual funds	55,705	53,821	47,743
Institutional advisory accounts (excluding segregated funds)	21,441	21,805	21,861
Other funds	6,849	6,663	5,944
Total fund under management	$514,597	$513,791	$491,809
Currency impact	-	(12,621)	(19,794)
Constant currency funds under management	$514,597	$501,170	$472,015

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

November 8, 2012 – Press Release Reporting Third Quarter Results

Capital	Quarterly results
C$ millions	3Q 2012	2Q 2012	3Q 2011
Total equity	$24,961	$26,085	$25,343
Add AOCI loss on cash flow hedges	58	73	96
Add liabilities for preferred shares and capital instruments	3,495	3,511	3,475
Total capital	$28,514	$29,669	$28,914

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

The principal economic assumptions used in the NBEV calculations in the third quarter were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.50%	8.50%	9.25%	6.25%
Jurisdictional income tax rate	26%	35%	16.50%	33%
Foreign exchange rate	n/a	1.0191	0.1314	0.0130
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

Sales are measured according to product type:

For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

November 8, 2012 – Press Release Reporting Third Quarter Results

F2	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document.  In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others.  All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2015 management objectives for earnings and 2016 management objectives for core earnings, potential future charges related to fixed income URR assumptions if current low interest rates persist and additional risks regarding entities within the MFC group that are interconnected which may make separation difficult.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2016 management objectives for core earnings and return on equity, the assumptions described under “Key Planning Assumptions and Uncertainties” in our 2011 Annual Report and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2011 Annual Report; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual

November 8, 2012 – Press Release Reporting Third Quarter Results

results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this documents are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes.  We do not undertake to update any forward-looking statements, except as required by law.

November 8, 2012 – Press Release Reporting Third Quarter Results

Consolidated Statements of Income (Loss)

Consolidated Statements of Income (Loss)

Consolidated Statements of Income (Loss)

(Canadian $ in millions except per share information, unaudited)

	For the three months ended September 30	
	2012	2011
Revenue		
Net premium income prior to FDA coinsurance [1]	$ 3,986	$ 4,262
Premiums ceded relating to FDA coinsurance	(1,799)	-
Investment income		
Investment income	2,185	3,697
Realized/ unrealized gains on assets supporting insurance and investment contract liabilities [2]	1,419	13,491
Other revenue	1,831	2,005
Total revenue	$ 7,622	$ 23,455
Contract benefits and expenses		
To contractholders and beneficiaries		
Death, disability and other claims	$ 2,370	$ 2,182
Maturity and surrender benefits	1,179	1,339
Annuity payments	803	860
Policyholder dividends and experience rating refunds	275	233
Net transfers from segregated funds	(146)	(147)
Change in insurance contract liabilities [2]	5,042	19,697
Change in investment contract liabilities	7	46
Ceded benefits and expenses	(1,491)	(1,260)
Change in reinsurance assets [1]	(2,560)	(294)
Net benefits and claims	$ 5,479	$ 22,656
General expenses	1,095	1,006
Investment expenses	284	250
Commissions	944	922
Interest expense	246	353
Net premium taxes	71	67
Goodwill impairment	200	-
Total contract benefits and expenses	$ 8,319	$ 25,254
Loss before income taxes	$ (697)	$ (1,799)
Income tax recovery	367	615
Net loss	$ (330)	$ (1,184)
Less: Net income attributed to non-controlling interest in subsidiaries	4	4
Net income (loss) attributed to participating policyholders	(107)	89
Net loss attributed to shareholders	$ (227)	$ (1,277)
Preferred share dividends	(31)	(22)
Common shareholders' net loss	$ (258)	$ (1,299)
Basic loss per common share	$ (0.14)	$ (0.73)
Diluted loss per common share	$ (0.14)	$ (0.73)

[1] On June 29, 2012 and September 25, 2012 the Company entered into coinsurance agreements to insure 89 per cent of the Company's book value of its fixed deferred annuity business. Under the terms of the agreements, the Company will maintain responsibility for servicing of the policies and managing some of the assets and has retained 11 per cent of the risk.

[2] The volatility in realized/unrealized gain on assets supporting insurance and investment contract liabilities relates primarily to the impact of interest rates changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program. These items are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/ unrealized gains on the assets is largely offset in the change in insurance and investment contract liabilities.

November 8, 2012 – Press Release Reporting Third Quarter Results

Consolidated Statements of Financial Position

Consolidated Statements of Financial Position

(Canadian $ in millions, unaudited)

	As at September 30	
Assets	**2012**	2011
Invested assets		
Cash and short-term securities	**$ 10,299**	$ 13,804
Securities		
Bonds	**120,045**	120,172
Stocks	**11,233**	9,856
Loans		
Mortgages	**34,459**	34,792
Private placements	**19,225**	20,297
Policy loans	**6,716**	6,938
Bank loans	**2,202**	2,295
Real estate	**8,436**	6,912
Other invested assets	**12,146**	10,859
Total invested assets	**$ 224,761**	$ 225,925
Other assets		
Accrued investment income	**$ 1,805**	$ 1,840
Outstanding premiums	**781**	698
Derivatives	**16,345**	14,410
Goodwill and intangible assets	**5,135**	6,088
Reinsurance assets	**18,574**	9,377
Deferred tax asset	**2,266**	2,004
Miscellaneous	**5,331**	4,398
Total other assets	**$ 50,237**	$ 38,815
Segregated funds net assets	**$ 205,841**	$ 190,336
Total assets	**$ 480,839**	$ 455,076
Liabilities and Equity		
Policy liabilities		
Insurance contract liabilities	**$ 198,877**	$ 188,929
Investment contract liabilities	**2,361**	2,491
Bank deposits	**18,953**	18,530
Deferred tax liability	**716**	791
Derivatives	**7,673**	7,267
Other liabilities	**12,504**	12,212
	$ 241,084	$ 230,220
Long-term debt	**5,458**	5,702
Liabilities for preferred shares and capital instruments	**3,495**	3,475
Segregated funds net liabilities	**205,841**	190,336
Total liabilities	**$ 455,878**	$ 429,733
Equity		
Issued share capital		
Preferred shares	**$ 2,301**	**$** 1,618
Common shares	**19,803**	19,483
Contributed surplus	**255**	240
Shareholders' retained earnings	**2,389**	2,826
Shareholders' accumulated other comprehensive income (loss)	**(400)**	528
Total shareholders' equity	**$ 24,348**	**$** 24,695
Participating policyholders' equity	**126**	249
Non-controlling interest in subsidiaries	**487**	399
Total equity	**$ 24,961**	$ 25,343
Total liabilities and equity	**$ 480,839**	$ 455,076

November 8, 2012 – Press Release Reporting Third Quarter Results